3D SYSTEMS CORPORATION
333 THREE D SYSTEMS CIRCLE
ROCK HILL, SOUTH CAROLINA 29730
VIA EDGAR
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	3D Systems Corporation’s Application for Withdrawal of Registration Statement on Form S-1 originally filed on August 29, 2003 and amended on January 21, 2004 and April 6, 2004 and further amended by a Registration Statement on Form S-3 filed on November 3, 2004 (Registration No. 333-108418) (the “Registration Statement”)
Ladies and Gentlemen:
     Pursuant to Rule 477 of the Securities Act of 1933, as amended, 3D Systems Corporation (the “Company”) respectfully requests and hereby applies for an order from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) granting the immediate withdrawal of the Company’s Registration Statement.
     The grounds on which the Company makes this application are that the Registration Statement is no longer required to effect the offerings and transactions that it contemplates. No securities were sold in connection with the public offering to be effected pursuant to the Registration Statement.
     The Company also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.
     If you have any questions regarding this application for withdrawal, please contact the undersigned at (803) 326-3900.

Date: September 19, 2007	3D Systems Corporation

	By:	/s/ Robert M. Grace, Jr.

(Signature)
	Name:	Robert M. Grace, Jr.
	Title:	Vice President, General Counsel and Corporate Secretary